Exhibit 99.1

Ballard Receives Order From Porterbrook for Fuel Cell Module to Power U.K. HydroFLEX Train

VANCOUVER and DERBY, U.K., Dec. 13, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has received a purchase order from Porterbrook Leasing Company Limited ("Porterbrook"; www.porterbrook.co.uk), a leading participant in the rail leasing market, for an FCveloCity®-HD fuel cell module and related support to power a HydroFLEX train in the U.K.

Earlier this year U.K. Rail Minister, Jo Johnson MP, challenged the rail industry to develop decarbonisation plans, with the objective of removing diesel-only trains from the network by 2040. HydroFLEX is an innovative response to this challenge from Porterbrook and the University of Birmingham's "Birmingham Centre for Railway Research and Education" (BCRRE), bringing together industry and academia in partnership to deliver the U.K.'s first-in-class clean energy passenger train.

Porterbrook will provide a Class 319 electric train for conversion by BCRRE's technical and research experts into a HydroFLEX hydrogen-powered train. The train will utilize Ballard's power module and Ballard will also provide system controls development, mechanical integration of sub-systems and other components.

The HydroFLEX will be the U.K.'s first fully sized hydrogen demonstrator train. It will showcase how hydrogen can be used to power a train that retains the ability to operate across existing electric routes, on either 3rd rail or 25kV overhead power. Testing and demonstration runs are planned for the summer of 2019 at RailLive, which will take place at Long Marston in Warwickshire.

Stephen McGurk, Porterbrook Chief Commercial Officer said, "I am delighted that BCRRE has chosen to work with Porterbrook on this exciting fuel cell project. We have also engaged Ballard, a leading fuel cell company, to supply a fuel cell module and support services. The HydroFLEX will not only showcase rail innovation, it will also demonstrate how the private sector railway can effectively partner with educational bodies to jointly deliver real benefits to passengers, train operators and the communities our railways serve."

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S added, "We are pleased to work with Porterbrook and BCRRE on the HydroFLEX rail program. As evidenced by this activity in the U.K., along with our work on fuel cell rail programs in Germany and China, momentum is rapidly building behind the development and deployment of Heavy Duty Motive fuel cell solutions for both inter-city trains as well as intra-city trams. Ballard is now actively working with a number of the world's most important players in the rolling stock sector, including Porterbrook, to meet this growing requirement."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 13-DEC-18